SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File No. 000-11337

A.           FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Foothill Independent Bank
Partners in Your Future
401(k) Profit Sharing Plan

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.             NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

401 West “A” Street
San Diego CA 92101

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Vavrinek, Trine, Day & Co., LLP Certified Public Accountants & Consultants	VALUE THE DIFFERENCE

Report of Independent Registered Public Accounting Firm

Foothill Independent Bank
Partners in Your Future 401 (k) Profit Sharing Plan
Glendora, California

We have audited the accompanying statements of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Foothill Independent Bank Partners in Your Future 40I(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rancho Cucamonga, California
May 19, 2006

8270 Aspen Street  Rancho Cucamonga, CA 91730  Tel: 909.466.4410  Fax: 909.466.4431  www.vtdcpa.com
FRESNO   *   LAGUNA HILLS   *   PALO ALTO   *   PLEASANTON   *   RANCHO CUCAMONGA

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
40l(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments at Fair Value
Shares of registered investment companies;
Foothill Independent Bancorp common stock*	$8,674,414	$6,375,445
Mutual funds	2,539,027	2,161,584
Common/collective trust	707,958	355,604
Loans to participants	203,346	152,496
	12,124,745	9,045,129
Receivables
Employer’s contribution	—	10,124
Participants’ contribution	—	16,004
	—	26,128

Stock Liability Fund*	—	(40)

NET ASSETS AVAILABLE FOR BENEFITS	$12,124,745	$9,071,217

*      Non-participant directed

The accompanying notes are an integral part of these financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
Additions
Additions to net assets attributed to:
Net investment gain from common/collective trusts	$19,062
Net unrealized appreciation on fair value of instruments	2,047,972
Interest and dividends	412,110
Realized gain on sale of investments	105,196
Interest on participant loans	10,294
2,594,634
Contributions
Employer	308,188
Participant	550,109
Participants’ rollovers	87,590
945,887
Total Additions	3,540,521

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	463,833
Corrective distributions	18,775
Miscellaneous	4,385
Total Deductions	486,993

Increase in Net Assets	3,053,528

Net Assets Available for Benefits
Beginning of Year	9,071,217
End of Year	$12,124,745

The accompanying notes are an integral part of these financial statements,

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
40l(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note #1 - Description of Plan

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.    General

The Plan is a defined contribution plan covering employees of Foothill Independent Bank and its wholly owned subsidiary, Platinum Results, (collectively FIB) who have completed six months of service. There is no age requirement. The Plan has a pre-tax salary reduction provision as defined under Section 401(k) of the Internal Revenue Code (IRS). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). FIB adopted the Plan effective January 1, 1994.

Merger with and into First Community Bancorp

On December 14, 2005, Foothill Independent Bancorp (Foothill) and First Community Bancorp (First Community) entered into an Agreement and Plan of Merger (the Merger Agreement), which provides for a merger (the Merger) pursuant to which (i) Foothill will be acquired by and merged into First Community, (ii) First Community will be the surviving corporation in the Merger and Foothill will cease to exist, and (iii) Foothill’s shareholders will become shareholders of First Community and will receive a number of shares of First Community’s common stock that will be determined on the basis of the average closing price of First Community’s shares for the 15 trading days ending two trading days prior to the consummation of the Merger. The merger was completed on May 9, 2006.

B.    Contributions

Each year, FIB contributes to the Plan matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant’s salary reductions. Participants may contribute from one to one hundred percent of their annual wages, not to exceed a limit set by law. The limit for 2005 was $14,000. FIB’s matching contribution is in the form of Foothill Independent Bancorp common stock. Eligible employees may contribute amounts representing distributions from other qualified plans, as long as they meet the requirements for rollover.

C.    Participant Accounts

Each participant’s Plan account is credited with the participant’s contribution and allocation of (a) the FIB contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.    Vesting

Participants arc vested in FIB contributions according to the following schedule:

Years of Service	Percentage
1 Year	25%
2 Years	50%
3 Years	100%

Employee contributions, deferrals, and rollovers are immediately 100 percent vested. No vested benefit may be forfeited.

E.     Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants with vested balances greater than $5,000 may elect to leave the balance with the Plan.

F.     Loans to Participants

Any participant may apply for a loan of up to one-half of his or her vested account balance, with a minimum loan of $1,000 and a maximum of $50,000. Each such loan is secured by the account of the participant-borrower and is for a fixed term requiring regular payments. The loans arc available to all participants and bear a reasonable rate of interest.

G.    Forfeited Accounts

At December 31, 2005, forfeited non-vested accounts totaled $9,856. These accounts will be used to reduce future employer contributions.

Note #2 - Summary of Significant Accounting Policies

A.    Basis of Accounting

The Financial statements of the Plan are prepared using the accrual method of accounting.

B.    Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and the reported amounts of additions, contributions, and deductions during the reporting period. Accordingly, actual results may differ from those estimates.

C.    Valuation of Assets and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The net appreciation or deprecation in the fair value of each investment included interest, dividends, realized appreciation and depreciation, and unrealized appreciation and depreciation, less expenses. Any net unrealized appreciation or depreciation for the period is reflected in the Statement of Changes in Net Assets Available for Benefits. The Foothill Independent Bancorp common stock is valued at its quoted market price,

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the date received.

Payment of benefits is recorded when paid.

Participant loans are valued at their respective outstanding principal balances which the Plan administrator has estimated approximate fair value.

D.    Tax Status

The trust established by the Plan to hold the Plan’s assets is qualified under Section 410(b) of the IRC. Accordingly, the Plan’s net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and operate as designed,

E.     Administration of Plan Assets

Contributions made by FIB and its employees are held and managed by a trustee, which invests the cash, interest, and dividends received in accordance with participants’ instructions. Distributions to participants are made by the trustee. The trustee also administers the payment of principal and interest on participant loans.

Certain administrative functions are performed by officers or employees of FIB. No such officer or employee receives any compensation from the Plan. The administrative fees associated with the Plan are paid by FIB and not from the Plan assets.

F.     Reclassifications

Certain prior year financial statement balances have been reclassified to conform to the current year presentation.

Note #3 - Investments

The following information included in the accompanying financial statements and supplemental schedule was obtained from data that has been prepared by the trustee, and represent fair values based upon quoted market prices at year end.

The following presents investments that represent five percent or more of the Plan’s net assets:

2005
Investments of 5% or more of plan assets
Foothill Independent Bancorp Common Stock	$8,674,414
Oakmark Equity and Income II	742,361
Union Bank of California-Stable Fund	707,958
Investments of less than 5% of plan assets	1,796,666
Loans to participants	203,346
Total	$12,124,745

2004
Investments of 5% or more of plan assets
Foothill Independent Bancorp Common Stock	$6,375,445
Oakmark Equity and Income II	722,529
Janus Adv Capital Appreciation	481,539
Investments of less than 5% of plan assets	1,313,120
Loans to participants	152,496
Total	$9,045,129

Note #4 - Receivables

The Plan had no contributions receivable at December 31, 2005.

Receivables at December 31, 2004, consist of the following:

Contributions
Employer	$10,124
Participants	16,004
Total Receivables	$26,128

Note #5 - Non-Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid. At December 31, 2005 and 2004, there were $8,489 and $137,298 benefits payable, respectively, to participants who had withdrawn from the Plan. Benefits payable to withdrawn participants are included in the total Net Assets Available for Benefits.

Note #6 - Plan Amendment

The Plan obtained its latest determination letter on September 26, 2001, in which the Internal Revenue Code (IRC) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note #7 - Non-Discrimination for Employee and Employer Contributions

The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferred contributions. Excess deferred contributions, which are refunded within two and one-half (2½) months of the Plan year-end, are accrued as a liability to the Plan. Excess deferred contributions which are not refunded within two and one-half (2½) months of the Plan year-end are recorded as a distribution in the Plan year in which the refund is paid. At December 31, 2005 and 2004, there were no excess deferred contributions.

Note #8 - Contingencies

The Plan’s Discrimination Testing has been completed for the year ended December 31, 2005. The purpose of this testing is to determine if the Plan is top-heavy and contributions may be returned to certain participants. Results of the Plan’s testing show no non-compliance of highly compensated employees and percentage of deferral. Therefore, no adjustments were accounted for in the current year.

Note #9 - Concentration of Market Risk

The Plan holds investments in Foothill Independent Bancorp’s common stock, as well as various mutual funds. Accordingly, Plan participants’ accounts that hold shares of Foothill Independent Bancorp’s common stock are exposed to market risk in the event of a significant decline in the value of such stock. For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each fund’s investment holdings and

Note #10 - Subsequent Events - Plan Termination

Effective May 9, 2006, Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan announced the termination of the Plan and the intention to transfer existing account balances into successor plans.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i

PLAN NO: 001      FEIN: 95-2789830

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31,2005

		(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	including maturity date, rate of interest,	(d)	Current
(a)	Lessor, or Similar Party	collateral, par, or maturity value	Cost	Value
*	Foothill Independent Bancorp	Foothill Independent Bancorp Common Stock	$5,711,894	$8,674,414
*	Union Bank of California, N.A.	Stable Value - 1.43% to 6.20% interest	707,958	707,958
	PIMCO	PIMCO Real Return Bond A	396,422	378,121
	Oakmark	Oakmark Equity and Income II	624,423	742,361
	MFS	MFS Value A	73,059	79,182
	Dreyfus	Dreyfus S and P 500	214,250	233,725
	Janus Group	Janus Adv Capital Appreciation	399,805	573,575
	Franklin/Templeton	Franklin Flex Cap Growth A	66,589	79,447
	Wells Fargo Investment	Advantage Small Cap Value A	300,684	347,346
	Franklin/Templeton	Templeton Foreign A	46,151	53,968
	Ivy Science and Technology Fund	Ivy Science and Technology Y	37,299	51,302
*	Participant Loans	4.5% to 10.43% interest	203,346	203,346
			$8,781,880	$12,124,745

There were no transactions in excess of five percent of investment category.

*    Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan

Date: September 11, 2007	/s/ Jeffrey T. Krumpoch
Jeffrey T. Krumpoch
Senior Vice President
First Community Bancorp